                                   EXHIBIT 13
                   FORWARD - LOOKING STATEMENTS AND IMPORTANT
                        FACTORS AFFECTING FUTURE RESULTS

      Our disclosure and analysis in this report contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

      Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - are important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

      We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

OUR CFE PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES AND THE OUTCOME IS UNCERTAIN

      Our Carbon Field Emission ("CFE") technology, and products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. We have two leading potential CFE products. The first is a Picture Element Tube, or PET, intended for use initially in large indoor displays. If the PET is successful, we expect to enhance it to allow it to be used in outdoor displays. The PET or displays may not be successfully developed. We are also working on a product called the HyFED, which combines what we believe to be the best properties of a cathode ray tube ("CRT") and field emission display ("FED"). It is our intention to license this technology to be used in the production of flat-screen TV applications that are cost competitive with CRTs. If either of these products are developed, it may not be possible for potential licensees to produce these products in significant quantities at a price that is competitive with other similar products.

WE HAVE NO CURRENT ROYALTY AGREEMENTS

      Our future strategy is dependent on licensing our technology to other companies and obtaining royalties based on products that these licensees develop and sell. We have no plans to manufacture and sell any CFE products ourselves, and as such, we have no CFE product revenues. We signed a license agreement in 1999, for a payment of approximately $5.6 million. We have no other license agreements at the present time that will provide any future revenues. It is our intention that all future license agreements will include a provision that requires the payment of ongoing royalties.


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OUR SUCCESS IS DEPENDENT ON OUR PRINCIPAL PRODUCTS AND TECHNOLOGY

      Our CFE technology is an emerging technology. Our financial condition and prospects are dependent upon our licensing the technology to others and upon market acceptance of our Electronic Billboard and other electronic display products. Additional R&D needs to be conducted on the CFE technology before others can produce products using this technology. Market acceptance of our products and products using our technology will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

WE HAVE A HISTORY OF OPERATING LOSSES

      We have a history of operating losses. Our first profitable year was 1999, based on the strength of a license agreement of approximately $5.6 million signed in March 1999. We have incurred operating losses as shown below:

                                           Net Income
            Year Ended December 31           (Loss)
            ----------------------       ------------
                  1992                   ($1,630,978)
                  1993                   ($7,527,677)
                  1994                   ($7,255,420)
                  1995                  ($14,389,856)
                  1996                  ($13,709,006)
                  1997                   ($6,320,901)
                  1998                   ($3,557,548)
                  1999                    $1,118,134

      Although we expect to be profitable in the future, we may not be. Our profitability in 2000 is dependent on the signing of additional license agreements. We may, however, continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect the magnitude of those losses, if they continue, to decrease. Wallace Sanders & Company, independent auditors of the Company, have expressed uncertainty as to our ability to continue as a going concern based on our accumulated losses from operations in prior years. See "Independent Auditors' Report." We have funded our operations to date primarily through the proceeds from the sale of our equity securities. In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development expenditures will continue to be incurred.

WE ARE EXPOSED TO LITIGATION LIABILITY

      We were sued in 1996 by a former customer of Plasmatron for damages that the former customer claimed that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. That suit was settled in January 2000. The majority of that settlement was paid by a bonding company that had provided a bond on the original contract. Other guarantors on the original bond that may now be subject to liability as a result of the bonding company's payment have sued us for indemnification. We consider these claims to be without merit and expect to have no liability in these suits; however, they are still pending.

      Various trade creditors have also filed suit to collect unpaid trade amounts due. We expect these items to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment would have a material impact on our financial condition and could affect our ability to continue in existence.


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WE HAVE FUTURE CAPITAL NEEDS AND THE SOURCE OF THAT FUNDING IS UNCERTAIN

      We expect to continue to incur substantial expenses for R&D, product testing, production, manufacturing, product marketing, and administrative overhead. The majority of R&D expenditures are for the development of our CFE technology and our electronic billboard product. Our business model is based on our installing electronic billboards at customer sites at our cost and then deriving advertising revenues from the signs. This will require a significant capital investment on our part. Our electronic billboard product is available now and we are in the process of installing our first units. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.

      We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue. However, we only have the existing resources, including commitments, to allow us to survive for a period of approximately six months from the date of this report at our current spending levels. We have been operating in this manner for an extended period of time and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology, revenue generated from the installation of our electronic billboard product, and through debt and equity offerings.

      Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues, licensing our technology, and raising additional funds through additional debt and equity offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect us.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE

      The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.


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WE HAVE TECHNOLOGIES SUBJECT TO LICENSES

      As a licensee of certain research technologies through license and assignment agreements with Microelectronics and Computer Technology Corporation, we have acquired rights to develop and commercialize certain research technologies. In certain cases, we are required to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. The agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. We expect any royalty payments to be insignificant.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

      Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advancement over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products and products using our technology will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products

WE HAVE LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

      We have no established commercial manufacturing facilities in the area of CFE technology in which we are conducting our principal research . At the present time, we have no intention of establishing a manufacturing facility related to our CFE technology. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed CFE products.

       In August 1999, we acquired the assets of Sign Builders of America, Inc. ("SBOA"). SBOA is a manufacturer of high quality signage and provided significant assistance in the development of our electronic billboard product. To the extent that any of our other products require manufacturing facilities, we intend to contract with a qualified manufacturer.

WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS

      The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.


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WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY
TECHNOLOGY

      Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded patents, have filed applications for patents, or have licensed technology under patents that we do not own, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

      We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

WE MAY NOT BE ABLE TO PROVIDE SYSTEM INTEGRATION

      In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on some of our proposed products or ultimately develop any market for those products.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

      Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by us reside in our key scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.


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OUR REVENUES HAVE BEEN DEPENDENT ON GOVERNMENT CONTRACTS IN THE PAST

      In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:

                                         Revenues from          Percentage of
       Year Ended December 31            Gov. Contracts         Total Revenue
       ----------------------            --------------         -------------
              1992                        $  930,000                  99%
              1993                        $1,147,000                  89%
              1994                        $  820,000                  41%
              1995                        $1,009,000                  33%
              1996                        $2,869,000                  50%
              1997                        $  854,000                  24%
              1998                        $        0                   0%
              1999                        $        0                   0%

      We currently have no significant commitment for any future government funding and do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives.

      Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

-     Unilateral termination for the convenience of the government

- Reduction or modification in the event of changes in the government's requirements or budgetary constraints

- Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts

-     Potential disclosure of our confidential information to third parties

- The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor

- The failure of the government to exercise options provided for in the contracts

- The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology


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